Exhibit 99.5

Press Release

Saudi Aramco and Total Invest in

High-Quality Fuels and Retail Network in Saudi Arabia

Dhahran / Paris, February 14, 2019 - Saudi Aramco and Total today signed a Joint Venture (JV) Agreement to develop a network of fuel and retail services in Saudi Arabia. The 50:50 JV plans to invest around USD 1 billion over the next 6 years in the Saudi fuel retail market and start providing motorists with premium fuels and retail services in Saudi Arabia.

"Total is proud to be the first international oil major to invest in Saudi Arabia’s fuel retail network. This joint venture agreement is in line with our global strategy to expand in fast-growing markets worldwide." said Momar Nguer, President Marketing and Services and Executive Committee Member at Total, "This new agreement is also reaffirming our long-term partnership with Saudi Aramco. Following our joint investments in SATORP refining and petrochemical complex, we are pleased to bring to the Saudi market our expertise and customer-minded approach in retail and contribute to local employment development."

 "I am excited about this major milestone, which will help transform the fuel retail market in the Kingdom. We look forward to working together with our long-term partner Total, and draw on their extensive experience in the fuel retail market," said Abdulaziz Al-Judaimi, Saudi Aramco Senior Vice President of Downstream. He added: "We aim to enhance the quality of services, as well as create thousands of jobs and additional investment opportunities in the Kingdom. This project will also help optimize the total value of our hydrocarbon resources."

The two companies have also signed an agreement with the owners of Tas’helat Marketing Company (TMC) and Sahel Transport Company (STC) to acquire TMC and STC, thereby jointly acquiring their existing network of 270 service stations and their fuel tanker fleet. Saudi Aramco and Total plan to modernize this network and build high-quality service stations at selected locations.

This operation is subject to prior approval of the competent administrative authorities.

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About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

About Saudi Aramco

Saudi Aramco is a global integrated energy and chemicals company. We are driven by the core belief that energy is opportunity. From producing approximately one in every eight barrels of the world’s oil supply to developing new energy technologies, our global team is dedicated to creating impact in all that we do. We focus on making our resources more dependable, more sustainable and more useful. This helps promote stability and long-term growth around the world. www.saudiaramco.com

Media Relations: international.media@aramco.com l @Saudi_Aramco

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.